Filed by: ON Semiconductor Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: AMIS Holdings, Inc.
Commission File No.: 000-50397

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between ON Semiconductor Corporation (“ON”) and AMIS Holdings, Inc. (“AMIS”) and the future financial performance of ON. These forward-looking statements are based on information available to ON and AMIS as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond ON’s or AMIS’ control. In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for semiconductor products; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current products; the adverse impact of competitive product announcements; revenues and operating performance, changes in overall economic conditions, the cyclical nature of the semiconductor industry, changes in demand for our products, changes in inventories at customers and distributors, technological and product development risks, availability of raw materials, competitors’ actions, pricing and gross margin pressures, loss of key customers, order cancellations or reduced bookings, changes in manufacturing yields, control of costs and expenses, significant litigation, risks associated with acquisitions and dispositions, risks associated with leverage and restrictive covenants in debt agreements, risks associated with international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally, risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002), and risks involving environmental or other governmental regulation. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in ON’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2007, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of ON’s SEC filings, and AMIS’ Annual Report on Form 10-K as filed with the SEC on February 28, 2007, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of AMIS’ SEC filings. These forward-looking statements should not be relied upon as representing ON’s or AMIS’ views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

This communication is being made in respect of the proposed transaction involving ON and AMIS. In connection with the proposed transaction, ON plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of ON and AMIS plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/ Prospectus will be mailed to stockholders of ON and AMIS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by ON and AMIS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from ON by directing a request to ON Semiconductor Corporation, 5005 East McDowell Road, Phoenix, AZ, 85008, Attention: Investor Relations (telephone: (602) 244-3437) or going to ON’s corporate website at www.onsemi.com, or from AMIS by directing a request to AMIS Holdings, Inc., 2300 Buckskin Road Pocatello, ID, 83201, Attention: Investor Relations (telephone: (208) 233-4690) or going to AMIS’ corporate website at www.amis.com.

ON and AMIS, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ON’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 11, 2007. Information regarding AMIS’ directors and executive officers is contained in AMIS’ annual proxy statement filed with the SEC on May 24, 2007. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

Filed below is a transcript of a video presented to ON and AMIS employees on December 13, 2007 regarding ON’s proposed acquisition of AMIS.

ON Semiconductor and AMI Semiconductor Employee Video

Mr. Keith Jackson:

Hello. I’m Keith Jackson, president and CEO of ON Semiconductor.

Mr. Donald Colvin:

And I’m Donald Colvin, Chief Financial Officer for ON Semiconductor.

Mr. Keith Jackson:

We released exciting news today. ON Semiconductor plans to acquire AMI Semiconductor.

Please remember that it is each employee’s obligation to keep information that we provide during this video confidential by not sharing it with anyone outside of the company.

I know that this announcement, in addition to the excitement of the news, can also bring with it a sense of uncertainty. While corporate headquarters for the company will remain in Phoenix, Arizona, we expect AMI sites around the world to make significant contributions with the new company.

Although we don’t have all the answers right now regarding employment and integration we will do everything possible to provide employees with information as it pertains to the actual impact and next steps in this acquisition process.

The leadership teams of AMI and ON Semiconductor are committed to keeping you informed as we work to complete the acquisition. Over the coming weeks and months, we expect to provide communication in several different formats starting with information on each company’s intranet and a periodic acquisition newsletter, and most importantly your manager.

Upcoming announcements will outline how you can ask questions about the acquisition.

Why AMI and ON Semiconductor

There are several strategic benefits associated with this merger for both AMI and ON Semiconductor’s employees, investors and customers. Overall, acquiring AMI furthers the transformation of ON Semiconductor into an analog and power solutions leader. This means playing a bigger role in the semiconductor industry. It also provides a great opportunity to combine ON Semiconductor’s leading standard products and advanced manufacturing infrastructure with AMI’s substantial custom product portfolio to serve customers more effectively.

The deal strengthens ON Semiconductor’s product offerings in the automotive, industrial, computing, consumer and communications markets where ON Semiconductor is currently focused.

Combining AMI to ON Semiconductor also means adding new products and capabilities in the medical and military/aerospace markets.

Mr. Donald Colvin:

In addition to the strategic benefits that Keith has mentioned, the acquisition provides compelling financial advantages as well.

Based on the last twelve months of financial information for both companies, the combination of AMI and ON Semiconductor will create a company with revenues in excess of $2 billion and an EBITDA of more than $500 million. This will be a company bigger in revenue than National Semiconductor.

During our acquisition discussions we have identified significant financial opportunities on both an operational and manufacturing basis through the integration of AMI and rationalization of our combined infrastructure. We expect to begin to realize these benefits including tax savings, interest savings and capital expenditure avoidance within two quarters of closing the transaction.

We have also identified potential revenue synergies that provide opportunities for further enhancing the revenue growth of the combined company.

Mr. Keith Jackson:

There is a lot of work to be done to make this acquisition a reality. On behalf of the leadership teams of AMI and ON Semiconductor, I want to thank you for your hard work. It will take the combined effort of all employees to realize our vision for the new company. I look forward to meeting all of you in the near future.